UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Enphase Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29355A107

(CUSIP Number)

February 5th, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 29355A107

1	Names of Reporting Persons Inversiones Kinacu Limitada

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 9,523,809

	6	Shared Voting Power N/A

	7	Sole Dispositive Power 9,523,809

	8	Shared Dispositive Power N/A

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,523,809

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 11.1% (1)

12	Type of Reporting Person (See Instructions) FI

(1)   Based on 85,918,154 shares of Common Stock outstanding on February 5, 2018.

Item 1.
	(a)	Name of Issuer: Enphase Energy, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 1420 N. McDowell Blvd., Petaluma, CA 94954

Item 2.
	(a)	Name of Person Filing: Inversiones Kinaku Limitada
	(b)	Address of Principal Business Office or, if none, Residence: 5711 Pdte. Riesco, office No. 1602 Las Condes – Santiago - CHILE
	(c)	Citizenship: Chile
	(d)	Title and Class of Securities: Common Stock
	(e)	CUSIP No.: 29355A107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☒	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
(a) Amount beneficially owned: 9,523,809
(b) Percent of class: 11.1%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 9,523,809
(ii) Shared power to vote or to direct the vote: N/A
(iii) Sole power to dispose or to direct the disposition of: 9,523,809
(iv) Shared power to dispose or to direct the disposition of: N/A

Item 5.	Ownership of Five Percent or Less of a Class.
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certifications.

By signing below, I certify that, to the best of my belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

By signing below, I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Chilean investment companies is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2018

Inversiones Kinacu Limitada

/s/ Isidoro Quiroga C.

By: Isidoro Quiroga C.
Title: Officer